Exhibit 99

July 24, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure of Annual Report for the FY 2023-24

We wish to inform you that the 30th Annual General Meeting (AGM) of the Bank is scheduled to be held on Friday, August 9, 2024 at 02:30 p.m. (IST) through video-conferencing / other audio-visual means.

Accordingly the Notice of the AGM and Integrated Annual Report for FY 2023-24 have been made available on the website of the Bank at the link - https://www.hdfcbank.com/personal/about-us/investor-relations/annual-reports

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary